--------------------------------------------------------------------------------
SEC              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (11-02)     INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                 UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------

                                                ---------------------------
                UNITED STATES                       OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION        ---------------------------
            WASHINGTON, D.C. 20549              OMB Number:  3235-0145
                                                ---------------------------
                                                Expires: December 31, 2011
                                                ---------------------------
                                                Estimated average burden
                                                hours per response . . 11
                                                ---------------------------


                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                                 Uni-Pixel, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    904572104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                          Raptor Capital Management LP
                             Attn: Brian Daly, Esq.
                            50 Rowes Wharf, 6th Floor
                                Boston, MA 02110
                               Tel: (617) 772-4600

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 6, 2009
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

-----------------------------------               ------------------------------
CUSIP NO.      904572104                          PAGE 3 OF 20 PAGES
-----------------------------------               ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        The Raptor Global Portfolio Ltd.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

        ------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC, OO (See Item 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [  ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES              15,424,958 Shares of Common Stock
BENEFICIALLY          5,934,812 Warrants (See Item 5)
 OWNED BY      -----------------------------------------------------------------
   EACH          9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      15,424,958 Shares of Common Stock
                      5,934,812 Warrants (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        15,424,958 Shares of Common Stock
        5,934,812 Warrants (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        36.77%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------               ------------------------------
CUSIP NO.      904572104                          PAGE 4 OF 20 PAGES
-----------------------------------               ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Altar Rock Fund Liquidating Trust
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

        ------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC (See Item 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [  ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES              131,229 Shares of Common Stock
BENEFICIALLY          50,490 Warrants (See Item 5)
 OWNED BY      -----------------------------------------------------------------
   EACH          9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      131,229 Shares of Common Stock
                      50,490 Warrants (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        131,229 Shares of Common Stock
        50,490 Warrants (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        0.3%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------               ------------------------------
CUSIP NO.      904572104                          PAGE 5 OF 20 PAGES
-----------------------------------               ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Raptor Capital Management LP
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

        ------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC, OO (See Item 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [  ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES              15,556,187 Shares of Common Stock
BENEFICIALLY          5,985,302 Warrants (See Item 5)
 OWNED BY      -----------------------------------------------------------------
   EACH          9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      15,556,187 Shares of Common Stock
                      5,985,302 Warrants (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        15,556,187 Shares of Common Stock
        5,985,302 Warrants (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        37.09%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------               ------------------------------
CUSIP NO.      904572104                          PAGE 6 OF 20 PAGES
-----------------------------------               ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Raptor Capital Management GP LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

        ------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC, OO (See Item 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [  ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES              15,556,187 Shares of Common Stock
BENEFICIALLY          5,985,302 Warrants (See Item 5)
 OWNED BY      -----------------------------------------------------------------
   EACH          9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      15,556,187 Shares of Common Stock
                      5,985,302 Warrants (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        15,556,187 Shares of Common Stock
        5,985,302 Warrants (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        37.09%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------               ------------------------------
CUSIP NO.      904572104                          PAGE 7 OF 20 PAGES
-----------------------------------               ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Raptor Group Holdings LP
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

        ------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC, OO (See Item 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [  ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES              15,556,187 Shares of Common Stock
BENEFICIALLY          5,985,302 Warrants (See Item 5)
 OWNED BY      -----------------------------------------------------------------
   EACH          9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      15,556,187 Shares of Common Stock
                      5,985,302 Warrants (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        15,556,187 Shares of Common Stock
        5,985,302 Warrants (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        37.09%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------               ------------------------------
CUSIP NO.      904572104                          PAGE 8 OF 20 PAGES
-----------------------------------               ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Raptor Holdco GP LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

        ------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC, OO (See Item 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [  ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES              15,556,187 Shares of Common Stock
BENEFICIALLY          5,985,302 Warrants (See Item 5)
 OWNED BY      -----------------------------------------------------------------
   EACH          9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      15,556,187 Shares of Common Stock
                      15,556,187 Shares of Common Stock
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        15,556,187 Shares of Common Stock
        5,985,302 Warrants (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        37.09%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------               ------------------------------
CUSIP NO.      904572104                          PAGE 9 OF 20 PAGES
-----------------------------------               ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Raptor Capital Management, Inc.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

        ------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC, OO (See Item 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [  ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES              15,556,187 Shares of Common Stock
BENEFICIALLY          5,985,302 Warrants (See Item 5)
 OWNED BY      -----------------------------------------------------------------
   EACH          9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      15,556,187 Shares of Common Stock
                      5,985,302 Warrants (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        15,556,187 Shares of Common Stock
        5,985,302 Warrants (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        37.09%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------               ------------------------------
CUSIP NO.      904572104                          PAGE 10 OF 20 PAGES
-----------------------------------               ------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        James J. Pallotta
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

        ------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC, OO (See Item 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [  ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES              15,556,187 Shares of Common Stock
BENEFICIALLY          5,985,302 Warrants (See Item 5)
 OWNED BY      -----------------------------------------------------------------
   EACH          9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      15,556,187 Shares of Common Stock
                      5,985,302 Warrants (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
        15,556,187 Shares of Common Stock
        5,985,302 Warrants (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        37.09%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

CUSIP No. 904572104             SCHEDULE 13D/A              Page 11 of 20 Pages

         Pursuant to Rule 13d-2 promulgated under the Securities and Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D filed on January 12, 2009 (the "Original Schedule 13D") by the Master Fund, the Manager, Holdco and Mr. Pallotta, as defined below. This Amendment No. 1 is being filed to describe changes and additions among the members of the "group" (as that term is defined in Rule 13d-5(b)(1) of the Act) of Reporting Persons as indicated herein. In addition, the Reporting Persons are reporting changes in beneficial ownership as a result of the Amended and Restated Preferred Stock Conversion Agreement (the "Agreement") between the Company and the Reporting Persons.

         This Amendment No. 1 is being filed by (i) The Raptor Global Portfolio Ltd., an exempted company organized under the laws of the Cayman Islands (the "Master Fund") with respect to the shares of Common Stock directly owned by it;
(ii) the Altar Rock Fund Liquidating Trust ("Altar Rock"), a trust managed by the Manager, as defined below, with respect to the shares of Common Stock directly owned by it; (iii) Raptor Capital Management LP, a limited partnership organized under the laws of the State of Delaware (the "Manager"), as investment manager of the Master Fund and Altar Rock with respect to the shares of Common Stock directly owned by the Master Fund and Altar Rock; (iv) Raptor Capital Management GP LLC, a limited liability company organized under the laws of the State of Delaware (the "General Partner"), as the general partner of the Manager with respect to the shares of Common Stock owned by the Master Fund and Altar Rock; (v) Raptor Group Holdings LP, a limited partnership organized under the laws of the State of Delaware ("Group Holdings"), as the managing member of the General Partner with respect to the shares of Common Stock directly owned by the Master Fund and Altar Rock; (vi) Raptor Holdco GP LLC, a limited liability company organized under the laws of the State of Delaware ("Holdco"), as the general partner of Group Holdings with respect to the shares of Common Stock directly owned by the Master Fund and Altar Rock; (vii) Raptor Capital Management, Inc., a corporation organized under the laws of the State of Delaware ("RCM, Inc."), as the managing member of Holdco with respect to the shares of Common Stock directly owned by the Master Fund and Altar Rock and
(viii) James J. Pallotta ("Mr. Pallotta"), as the Chairman of the board of Directors, President and Managing Director of RCM, Inc. with respect to the shares of Common Stock directly owned by the Master Fund and Altar Rock.

         The foregoing persons are hereinafter collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. This Amendment No. 1 relates to the Common Stock, par value $0.001 per share, of Uni-Pixel, Inc., a corporation organized under the laws of the State of Delaware (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) of the Act. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit A.

         On January 1, 2009, the Manager was delegated voting and dispositive authority over the securities directly owned by the Master Fund and Altar Rock

CUSIP No. 904572104             SCHEDULE 13D/A              Page 12 of 20 Pages

Fund L.P. (which subsequently reorganized into the Altar Rock Fund Liquidating Trust). The General Partner may be deemed to control the Manager, and therefore may be deemed to beneficially own securities reported herein. Group Holdings is the managing member of the General Partner and therefore may be deemed to be the beneficial owner of the securities reported herein. Holdco is the general partner of Group Holdings. As such it may be deemed to be the beneficial owner of the securities reported herein. RCM, Inc. is the managing member of Holdco. As such, it may be deemed to be the beneficial owner of the securities reported herein. James J. Pallotta is the Chairman of the Board of Directors, President and Managing Director of RCM, Inc. As such, Mr. Pallotta may be deemed to beneficially own the securities reported herein. The Manager, the General Partner, Group Holdings, Holdco, RCM, Inc. and Mr. Pallotta do not directly own any shares of Common Stock reported herein and each expressly disclaims beneficial ownership of such shares of Common Stock reported herein.



ITEM 1.           SECURITY AND ISSUER.

         This statement on Schedule 13D Amendment No. 1 relates to the Common Stock, par value $0.001 per share, of the Company. The Company's principal executive office is located at 8708 Technology Forest Place, Suite 100, Woodlands, TX 77381.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This statement is filed on behalf of the Master Fund, Altar Rock, the Manager, the General Partner, Group Holdings, Holdco, RCM, Inc. and Mr. Pallotta.

         (b) The address of the principal business office of each of Altar Rock, the Manager, the General Partner, Group Holdings, Holdco, RCM, Inc. and Mr. Pallotta is 50 Rowes Wharf, 6th Floor, Boston, MA 02110. The address of the principal business office of the Master Fund is Citco Fund Services (Curacao) N.V., P.O. Box 4774, Kaya Flamboyan 9, Curacao, Netherlands Antilles.

         (c) The Master Fund and the Manager are primarily engaged in the business of investing securities. Altar Rock and the Master Fund are in the process of liquidating their securities portfolios and winding down their businesses. The principal business of the General Partner is to serve as general partner to the Manager. Group Holdings is a holding company and the managing member of the General Partner. The principal business of Holdco is to serve as general partner of Group Holdings. The principal business of RCM, Inc. is to serve as the managing member of Holdco. The executive officers and directors of RCM, Inc. are (i) Mr. Pallotta, who serves as the Chairman of the Board of Directors, President and Managing Director of RCM, Inc., (ii) Mr. David Ginsberg, a citizen of the United States ("Mr. Ginsberg"), who serves as the Managing Director and Treasurer of RCM, Inc., (iii) Mr. Patrick Dennis, a citizen of the United States ("Mr. Dennis"), who serves as the Chief Financial Officer of RCM, Inc., and (iv) Mr. Brian Daly, a citizen of the United States ("Mr. Daly"), who serves as the Secretary, General Counsel and Chief Compliance Officer of RCM, Inc. Mr. Ginsberg, Mr. Dennis and Mr. Daly do not beneficially own and have not had any transactions in the Common Stock of the Company to the knowledge of the Reporting Persons.

         (d) None of the Reporting Persons nor any of the Reporting Persons' executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 904572104             SCHEDULE 13D/A              Page 13 of 20 Pages

         (e) None of the Reporting Persons nor any of the Reporting Persons' executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Master Fund is a Cayman Islands exempted company. The Manager and Group Holdings are limited partnerships organized under the laws of the State of Delaware. The General Partner and Holdco are limited liability companies organized under the laws of the State of Delaware. Altar Rock is a trust organized under the laws of Delaware. Mr. Pallotta is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Master Fund directly owns 15,424,958 shares of Common Stock and 5,934,812 warrants to purchase 5,934,812 shares of Common Stock (the "Warrants"). Altar Rock directly owns 131,229 shares of Common Stock and 50,490 Warrants. A total of 15,556,187 Shares of Common Stock and 5,985,302 Warrants are reported in this Schedule 13D by the Reporting Persons. On November 6, 2009, the Company and the Reporting Persons (and other shareholders) agreed to a recapitalization. Pursuant to the recapitalization, 2,430,025 Series B Preferred Stock and 5,193,632 Warrants to purchase Common Stock were converted into 15,556,187 Shares of Common Stock and 5,985,302 Warrants. The Manager, the General Partner, Group Holdings, Holdco, RCM, Inc. and Mr. Pallotta do not directly own any Shares.

ITEM 4.           PURPOSE OF TRANSACTION.

The Shares reported in this Schedule 13D were acquired for investment in the ordinary course of business. However, during the first half of 2009, the Reporting Persons determined to begin returning capital of the Master Fund to its investors in anticipation of a winding-up, and is in the process of disposing of the remaining assets in its portfolio (including its interests in the Company). (Alter Rock is also in a wind-down process). However, there is no particular timeframe for this disposition, and each of the Reporting Persons intends to continue to evaluate their respective investments in the Shares based on the Company's financial condition, results of operations and prospects as well as other then existing or anticipated facts and circumstances including general economic, market and other financial conditions. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions with respect to its investment in securities of the Company at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time dispose of Shares or other securities of the Company. The Reporting Persons do not have any present plan or proposal that would relate to, or result in, any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

         Paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D are hereby amended and restated as follows:

CUSIP No. 904572104             SCHEDULE 13D/A              Page 14 of 20 Pages

         (a) The Master Fund directly owns 15,424,958 shares of Common Stock and 5,934,812 Warrants to purchase 5,934,812 shares of Common Stock. Altar Rock directly owns 131,229 shares of Common Stock and 50,490 Warrants. The Reporting Persons may be deemed to beneficially own, in the aggregate, 15,556,187 Shares and 5,985,302 Warrants, representing approximately 37.09% of the Company's outstanding Common Stock based upon the 52,100,535 Shares stated to be outstanding by the Company as of November 6, 2009 and (ii) 5,985,302 shares of Common Stock (consisting of 5,985,302 shares of Common Stock subject to a currently exercisable warrant) deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned upon exercise or conversion within 60 days of derivative securities currently owned by the Reporting Persons. Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding shares of Common Stock assumes that each other shareholder of the Company does not exercise or convert herein within 60 days.

         (b) The Reporting Persons have shared voting power with respect to 15,556,187 Shares.

         (c) The Reporting Persons acquired all securities reported in this
Schedule 13D as a result of the Agreement with the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         On November 6, 2009, the Reporting Persons surrendered and exchanged
(i) 2,430,025 Shares of the Company's Series B Preferred Stock for 15,556,187 Shares of the Company's Common Stock and (ii) 5,193,632 Warrants to purchase 5,193,632 shares of Common Stock for a purchase price of $1.24 per share for 5,985,302 Warrants to purchase 5,985,302 shares of Common Stock of Uni-Pixel, Inc. for a purchase price of $0.50 per share pursuant to the Agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 -- Joint Filing Agreement dated November 10, 2009, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

CUSIP No. 904572104             SCHEDULE 13D/A              Page 15 of 20 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  November 10, 2009

                                  RAPTOR CAPITAL MANAGEMENT LP

                                  By:      RAPTOR CAPITAL MANAGEMENT GP LLC,
                                           its general partner;
                                  By:      RAPTOR GROUP HOLDINGS LP, its
                                           managing member;
                                  By:      RAPTOR HOLDCO GP LLC, its
                                           general  partner;
                                  By:      RAPTOR CAPITAL MANAGEMENT, INC.,
                                           its managing member;
                                  By:      JAMES J. PALLOTTA, its Chairman of
                                           the Board of Directors, President and
                                           Managing Director

                                  /s/ Brian Daly
                                 ----------------------------------------------
                                 Brian Daly, Attorney in Fact for James J.
                                 Pallotta


                                 RAPTOR CAPITAL MANAGEMENT GP LLC

                                 BY:      RAPTOR GROUP HOLDINGS LP, its
                                          managing  member;
                                 By:      RAPTOR HOLDCO GP LLC, its
                                          general partner;
                                 By: RAPTOR CAPITAL MANAGEMENT, INC., its managing member;
                                 By:      JAMES J. PALLOTTA, its Chairman of
                                          the Board of Directors, President and
                                          Managing Director

                                  /s/ Brian Daly
                                 ----------------------------------------------
                                 Brian Daly, Attorney in Fact for James J.
                                 Pallotta

CUSIP No. 904572104             SCHEDULE 13D/A              Page 16 of 20 Pages

                                 RAPTOR GROUP HOLDINGS LP

                                 By:      RAPTOR HOLDCO GP LLC, its
                                          general partner;
                                 By: RAPTOR CAPITAL MANAGEMENT, INC., its managing member;
                                 By: JAMES J. PALLOTTA, its Chairman of the Board of Directors, President and Managing Director

                                  /s/ Brian Daly
                                 ----------------------------------------------
                                 Brian Daly, Attorney in Fact for James J.
                                 Pallotta


                                 RAPTOR HOLDCO GP LLC

                                 By:      RAPTOR CAPITAL MANAGEMENT, INC.,
                                          its managing member;
                                 By:      JAMES J. PALLOTTA, its Chairman of
                                          the Board of Directors, President and
                                          Managing Director

                                  /s/ Brian Daly
                                 ----------------------------------------------
                                 Brian Daly, Attorney in Fact for James J.
                                 Pallotta


                                 RAPTOR CAPITAL MANAGEMENT, INC

                                 By:      JAMES J. PALLOTTA, its Chairman of
                                          the Board of Directors, President and
                                          Managing Director

                                  /s/ Brian Daly
                                 ----------------------------------------------
                                 Brian Daly, Attorney in Fact for James J.
                                 Pallotta


                                 JAMES J. PALLOTTA

                                  /s/ Brian Daly
                                 ----------------------------------------------
                                 Brian Daly, Attorney in Fact for James J.
                                 Pallotta

CUSIP No. 904572104             SCHEDULE 13D/A              Page 17 of 20 Pages

                                 RAPTOR GLOBAL PORTFOLIO LTD.

                                  /s/ Brian Daly
                                 -----------------------------------------------
                                 Brian Daly, Attorney in Fact for Roger Hanson, director of Raptor Global Portfolio Ltd.

                                 ALTAR ROCK FUND LIQUIDATING TRUST

                                 By:      RAPTOR CAPITAL MANAGEMENT LP,
                                          its investment manager,
                                 By: RAPTOR CAPITAL MANAGEMENT GP LLC, its general partner;
                                 By:      RAPTOR GROUP HOLDINGS LP, its
                                          managing member;
                                 By:      RAPTOR HOLDCO GP LLC, its managing
                                          member;
                                 By: RAPTOR CAPITAL MANAGEMENT, INC., its managing member;
                                 By:      JAMES J. PALLOTTA, its Chairman of
                                          the Board of Directors, President and
                                          Managing Director

                                  /s/ Brian Daly
                                 ----------------------------------------------
                                 Brian Daly, Attorney in Fact for James J.
                                 Pallotta

CUSIP No. 904572104             SCHEDULE 13D/A              Page 18 of 20 Pages

                                    EXHIBIT 1



                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  November 10, 2009

                                 RAPTOR CAPITAL MANAGEMENT LP

                                  By:      RAPTOR CAPITAL MANAGEMENT GP LLC,
                                           its general partner;
                                  By:      RAPTOR GROUP HOLDINGS LP, its
                                           managing member;
                                  By:      RAPTOR HOLDCO GP LLC, its
                                           general  partner;
                                  By:      RAPTOR CAPITAL MANAGEMENT, INC.,
                                           its managing member;
                                  By:      JAMES J. PALLOTTA, its Chairman of
                                           the Board of Directors, President and
                                           Managing Director

                                  /s/ Brian Daly
                                 ----------------------------------------------
                                 Brian Daly, Attorney in Fact for James J.
                                 Pallotta

CUSIP No. 904572104             SCHEDULE 13D/A              Page 19 of 20 Pages

                                 RAPTOR CAPITAL MANAGEMENT GP LLC

                                 BY:      RAPTOR GROUP HOLDINGS LP, its
                                          managing  member;
                                 By:      RAPTOR HOLDCO GP LLC, its
                                          general partner;
                                 By: RAPTOR CAPITAL MANAGEMENT, INC., its managing member;
                                 By:      JAMES J. PALLOTTA, its Chairman of
                                          the Board of Directors, President and
                                          Managing Director

                                  /s/ Brian Daly
                                 ----------------------------------------------
                                 Brian Daly, Attorney in Fact for James J.
                                 Pallotta



                                 RAPTOR GROUP HOLDINGS LP

                                 By:      RAPTOR HOLDCO GP LLC, its
                                          general partner;
                                 By: RAPTOR CAPITAL MANAGEMENT, INC., its managing member;
                                 By: JAMES J. PALLOTTA, its Chairman of the Board of Directors, President and Managing Director

                                  /s/ Brian Daly
                                 ----------------------------------------------
                                 Brian Daly, Attorney in Fact for James J.
                                 Pallotta


                                 RAPTOR HOLDCO GP LLC

                                 By:      RAPTOR CAPITAL MANAGEMENT, INC.,
                                          its managing member;
                                 By:      JAMES J. PALLOTTA, its Chairman of
                                          the Board of Directors, President and
                                          Managing Director

                                  /s/ Brian Daly
                                 ----------------------------------------------
                                 Brian Daly, Attorney in Fact for James J.
                                 Pallotta

CUSIP No. 904572104             SCHEDULE 13D/A              Page 20 of 20 Pages


                                 RAPTOR CAPITAL MANAGEMENT, INC

                                 By:      JAMES J. PALLOTTA, its Chairman of
                                          the Board of Directors, President and
                                          Managing Director

                                  /s/ Brian Daly
                                 ----------------------------------------------
                                 Brian Daly, Attorney in Fact for James J.
                                 Pallotta


                                 JAMES J. PALLOTTA

                                  /s/ Brian Daly
                                 ----------------------------------------------
                                 Brian Daly, Attorney in Fact for James J.
                                 Pallotta


                                 RAPTOR GLOBAL PORTFOLIO LTD.

                                  /s/ Brian Daly
                                 -----------------------------------------------
                                 Brian Daly, Attorney in Fact for Roger Hanson, director of Raptor Global Portfolio Ltd.

                                 ALTAR ROCK FUND LIQUIDATING TRUST

                                 By:      RAPTOR CAPITAL MANAGEMENT LP,
                                          its investment manager,
                                 By: RAPTOR CAPITAL MANAGEMENT GP LLC, its general partner;
                                 By:      RAPTOR GROUP HOLDINGS LP, its
                                          managing member;
                                 By:      RAPTOR HOLDCO GP LLC, its managing
                                          member;
                                 By: RAPTOR CAPITAL MANAGEMENT, INC., its managing member;
                                 By:      JAMES J. PALLOTTA, its Chairman of
                                          the Board of Directors, President and
                                          Managing Director

                                  /s/ Brian Daly
                                 ----------------------------------------------
                                 Brian Daly, Attorney in Fact for James J.
                                 Pallotta